United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 1-35934

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of the Registrant as specified in the charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This Report on Form 6-K shall be incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-233960).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the nine months ended September 30, 2019.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2018 (File No. 001-35934), filed with the U.S. Securities and Exchange Commission on April 24, 2019.

-i-

FORWARD-LOOKING INFORMATION

Some of the information contained or incorporated by reference in this report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to:

•	effects on our company from changes in our relationship with or among our affiliated companies;

•	effects on our company’s points of sale performances from changes in economic conditions and consumer preferences;

•	changes or interruptions in our information technology systems;

•	effects on our company from changes to our various suppliers’ business and demands;

•	competition;

•	significant developments in Mexico and the other countries where we operate;

•	our ability to implement our business expansion strategy, including our ability to successfully integrate mergers and acquisitions we have completed in recent years; and

•

economic or political conditions or changes in our regulatory or legal environment, including the impact of existing laws and regulations, changes thereto or the imposition of new tax, environmental, health, energy, foreign investment and/or antitrust laws or regulations impacting our business, activities and investments.

Forward-looking statements involve inherent risks and uncertainties. We caution you not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed under “Risk Factors” in our most recent annual report on Form 20-F and include economic and political conditions and government policies in the countries in which we operate, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

PRESENTATION OF INFORMATION

Certain Defined Terms

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. “FEMSA units” consist of FEMSA BD units and FEMSA B units. Each FEMSA BD unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B unit is comprised of five Series B Shares. The number of FEMSA units outstanding as of September 30, 2019 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

Currency

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 19.7420 to U.S. $1.00, which was the noon buying rate for Mexican pesos per U.S. dollar as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates for September 30, 2019.

Rounding

Certain figures included in this report have been rounded for ease of presentation. Percentage figures included in this report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

OPERATING AND FINANCIAL REVIEW – THIRD QUARTER 2019

The following is a summary and discussion of our unaudited interim condensed consolidated financial information as of September 30, 2019 and for the nine month periods ended September 30, 2019 and 2018. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2018.

In the opinion of our management, the unaudited interim condensed consolidated financial information discussed below is prepared in compliance with International Accounting Standards 34, Interim Financial Statements (“IAS 34”) and includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2018, except for those adjustments related to IFRS 16 – “Leases” (“IFRS 16”), which we adopted beginning on January 1, 2019.

Interim Condensed Consolidated Financial Data

	For the nine months ended September 30,
	2019(1,2,3)				2018(4,5,6)
	(in millions) (unaudited)
Interim Condensed Consolidated Income Statement
Total revenues	U.S.$	18,954	Ps.	374,190	Ps.	343,038
Cost of goods sold		11,894		234,806		217,603

Gross profit		7,060		139,384		125,435

Administrative expenses		753		14,871		12,892
Selling expenses		4,536		89,549		83,168
Other income		125		2,461		1,044
Other expenses		226		4,457		2,907
Interest expense		530		10,458		7,152
Interest income		125		2,462		2,002
Foreign exchange loss, net		14		270		2,649
Monetary position gain, net		6		115		117
Market value loss on financial instruments		9		181		277

Income before income taxes from continuing operations and share of the profit of equity accounted investees		1,248		24,636		19,553
Income taxes		380		7,494		6,497
Share of the profit of equity accounted investees, net of tax		244		4,820		4,961

Net income from continuing operations		1,112		21,962		18,017
Net income from discontinued operations		—		—		576

Consolidated net income	U.S.$ 1,112		Ps. 21,962		Ps. 18,593

Controlling interest from continuing operations		805		15,896		13,077
Controlling interest from discontinued operations		—		—		153

Non-controlling interest from continuing operations		307		6,066		4,940

Non-controlling interest from discontinued operations		—		—		423

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 19.7420 to U.S.$ 1.00 solely for the convenience of the reader.
(2)	We initially adopted IFRS 16 beginning on January 1, 2019 using the modified retrospective approach under which the comparative information is not restated.
(3)	Includes results of Corporación FYBECA GPF (“Corporación GPF”), which FEMSA Comercio indirectly acquired in April 2019.
(4)	Revised to reflect the discontinued operations of Coca-Cola FEMSA Philippines, Inc.
(5)

Includes results of Café del Pacífico, S.A.P.I. de C.V. (“Caffenio”) in which FEMSA acquired an additional 10% equity interest, reaching a controlling interest of 50%, through an agreement with other shareholders assuming control of the subsidiary. See note 4 to our audited consolidated financial statements for the year ended December 31, 2018.

(6)

Includes results of Guatemalan Company Alimentos y Bebidas Atlántida, S.A. and results of Comercializadora y Productora de Bebidas Los Volcanes S.A., acquisitions that were included in our consolidated results beginning in May 2018 and of Montevideo Refrescos S.R.L. consolidated beginning in July 2018. See note 4 to our audited consolidated financial statements for the year ended December 31, 2018.

	As of September 30, 2019				As of December 31, 2018(1)
	(unaudited) (in millions)				(audited) (in millions)
Interim Condensed Consolidated Statements of Financial Position
Assets:
Cash and cash equivalents	U.S.$	4,879	Ps.	96,323	Ps.	62,047
Investments		820		16,189		30,924
Trade accounts receivables, net		1,274		25,171		28,164
Inventories		1,831		36,140		35,686
Other current assets		1,171		23,113		20,786

Total current assets		9,975		196,936		177,607
Equity accounted investees		4,771		94,181		94,315
Property, plant and equipment, net		5,630		111,155		108,602
Right of use assets, net(2)		2,587		51,068		—
Intangible assets, net(3)		7,299		144,106		145,610
Other non-current assets		2,133		42,090		50,247

Total assets	U.S.$	32,395	Ps.	639,536	Ps.	576,381

Liabilities & Equity:
Bank loans and notes payable		187		3,690		2,436
Current portion of debt		897		17,716		11,238
Interest payable		78		1,543		964
Current portion of lease liabilities(2)		317		6,268		—
Other current liabilities		5,083		100,346		86,826

Total current liabilities		6,562		129,563		101,464
Bank loans and notes payable		5,224		103,124		114,990
Long-term lease liabilities(2)		2,352		46,432		—
Post-employment benefits		247		4,876		4,699
Provisions and other non-current liabilities		942		18,595		19,686

Total liabilities		15,327		302,590		240,839
Total equity		17,068		336,946		335,542

Total liabilities and equity	U.S.$	32,395	Ps.	639,536	Ps.	576,381

(1)	Year-end data for 2018 is provided for comparative purposes as allowed by IAS 34.
(2)	We initially adopted IFRS 16 beginning on January 1, 2019 using the modified retrospective approach under which the comparative information is not restated.
(3)	Includes mainly the intangible assets generated by acquisitions.

Consolidated Results of Operations for the Nine Months Ended September 30, 2019 and 2018

As of January 1, 2019, we adopted IFRS 16 across all our business units. The impact of adopting IFRS 16 on our consolidated statement of financial position includes the recognition of a right-of-use asset measured at an amount equal to the lease liability recognized at the adoption date. We have not restated prior periods to give effect to IFRS 16 because we elected the modified retrospective approach in our adoption of this new standard, so the comparison of our results of operations for the nine months ended September 30, 2019 with the corresponding period of the previous year is affected by the adoption of IFRS 16.

Total Revenues

Total revenues for the first nine months of 2019 increased by 9.1% to Ps. 374,190 million, compared to the first nine months of 2018. This increase principally reflects growth across all business units. Coca-Cola FEMSA’s revenues increased by 9.1% to Ps. 142,504 million for the first nine months of 2019 compared to the first nine months of 2018. This increase was primarily driven by price increases aligned with or above inflation and volume growth in key territories coupled with extraordinary operating revenues related to an entitlement to reclaim tax payments made in prior years in Brazil. These effects were partially offset by the depreciation of the Argentine peso, the Brazilian real and the Colombian peso, in each case as compared to the Mexican peso. FEMSA Comercio’s Proximity Division’s revenues for the first nine months of 2019 increased by 10.3% to Ps. 136,870 million, compared to the first nine months of 2018. This increase was driven mainly by the opening of 1,362 net new stores during the period, combined with an average increase of 4.9% in same-store sales. FEMSA Comercio’s Health Division’s revenues for the first nine months of 2019 increased by 14.4% to Ps. 43,913 million, compared to the first nine months of 2018. This increase was driven mainly by the addition of 827 net new stores, partially offset by a decline of 0.7% in same-store sales. These figures reflect the consolidation of Corporación GPF in Ecuador in April 2019. FEMSA Comercio’s Fuel Division’s revenues for the first nine months of 2019 increased by 3.8% to Ps. 35,616 million, compared to the first nine months of 2018. This increase was driven mainly by the addition of two total net new stations in the last twelve months, partially offset by a 3.7% decrease in same-station sales.

Gross Profit

Gross profit for the first nine months of 2019 increased by 11.1% to Ps. 139,384 million, compared to the first nine months of 2018. Gross margin increased 60 basis points to 37.2% of total revenues in the first nine months of 2019, compared to the first nine months of 2018. The increase principally reflects strong margin expansion at FEMSA Comercio’s Proximity Division resulting from (i) sustained growth of the services category including income from financial services; (ii) healthy trends in our commercial income activity; and (iii) increased and more efficient promotional programs with our key supplier partners. This increase was partially offset by a gross margin contraction at (a) Coca-Cola FEMSA resulting from (i) higher concentrate costs in Mexico; (ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; and (iii) the depreciation in the average exchange rate of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs, and (b) the Health Division resulting from the combined effects of (i) increased promotional activity in Chile; (ii) new pricing regulations in Colombia; and (iii) the consolidation of Corporación GPF.

Administrative Expenses

Administrative expenses for the first nine months of 2019 increased by 15.4% to Ps. 14,871 million, compared to the first nine months of 2018. As a percentage of total revenues, administrative expenses increased 20 basis points, from 3.8% during the first nine months of 2018 to 4.0% during the first nine months of 2019. This increase principally reflects a rise in personnel count and workforce compensation due to growth in FEMSA Comercio’s Proximity and Health Divisions, as well as at Coca-Cola FEMSA.

Selling Expenses

Selling expenses for the first nine months of 2019 increased by 7.7% to Ps. 89,549 million, compared to the first nine months of 2018. As a percentage of total revenues, selling expenses decreased 30 basis points, from 24.2% during the first nine months of 2018 to 23.9% during the first nine months of 2019. This increase in total selling expenses principally reflects (i) our continuing and gradual shift from commission-based store teams to employee-based store teams at FEMSA Comercio’s Proximity Division, (ii) the consolidation of Corporación GPF at FEMSA Comercio’s Health Division, and (iii) higher wages and improved compensation structures for our in-station personnel aimed at reducing turnover in a tight labor market at FEMSA Comercio’s Fuel Division.

Other Income

The other income reported in the income statements for the nine-month periods ended September 30, 2019 and 2018 was Ps. 2,461 and Ps. 1,044, respectively. The increase mainly reflects an extraordinary income from the tax actualization effect of tax reclaim proceeds at Coca-Cola FEMSA.

Other Expenses

The other expenses reported in the income statements for the nine-month periods ended September 30, 2019 and 2018 was Ps. 4,457 and Ps. 2,907, respectively. This increase mainly reflects severance payments at Coca-Cola FEMSA related to the implementation of efficiency initiatives designed to create a leaner and more agile organization.

Comprehensive financing result

Comprehensive financing result, which includes interest income and expense, foreign exchange loss (gain), net, monetary position gain (loss) and market value gain (loss) on financial instruments, increased to Ps. 8,332 million during the first nine months of 2019 from Ps. 7,959 million during the first nine months of 2018. This increase principally reflects higher interest expenses and the decrease of a foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso.

Share of the profit of equity accounted investees, net of tax

Share of the profit of equity accounted investees, net of tax for the first nine months of 2019 decreased 2.8% to Ps. 4,820 million, compared to the first nine months of 2018. This decrease principally reflects an increase in Heineken’s results that was more than offset by the effects of the devaluation of the Euro compared to the Mexican peso during the first nine months of 2019.

Income Taxes

Our provision for income taxes for the first nine months of 2019 was Ps. 7,494 million as compared to Ps. 6,497 million over the first nine months of 2018, resulting in an effective tax rate of 30.4% for the first nine months of 2019.

Consolidated Net Income

Consolidated net income for the first nine months of 2019 increased by 18.1% to Ps. 21,962 million, as compared to the first nine months of 2018. This increase principally reflects growth in our income from operations and a decrease of non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso.

Controlling interest income from continuing operations amounted to Ps. 15,896 million in the first nine months of 2019, compared to Ps. 13,077 million in the first nine months of 2018. Controlling interest income from continuing operations during the first nine months of 2019 per FEMSA unit was Ps. 4.44 (U.S.$2.25 per ADS).

Total Revenue Summary by Segment Business Units for the Nine Months Ended September 30, 2019 and 2018

	For the nine months ended September 30,(1)
	2019		2018
	(in millions) (unaudited)
FEMSA Comercio
Proximity Division	Ps.	136,870	Ps.	124,101
Health Division		43,913		38,396
Fuel Division		35,616		34,300
Coca-Cola FEMSA		142,504		130,577
Other Businesses		30,863		31,201

Total Consolidated Revenues	Ps.	374,190	Ps.	343,038

(1)	The sum of the financial data for each of our segments differs from our consolidated total revenues due to intercompany transactions, which are eliminated in consolidation.

The following discussion addresses the financial performance of each of our reportable segments by comparing results for the first nine-month period ended 2019 and 2018, respectively.

FEMSA Comercio – Proximity Division

The Proximity Division’s total revenues increased 10.3% to Ps. 136,870 million for the first nine months of 2019 compared to Ps. 124,101 million for the first nine months of 2018, reflecting the opening of 1,362 net new store for the last twelve months. As of September 30, 2019, the Proximity Division had a total of 18,840 OXXO convenience stores. Same-store sales increased an average of 4.9% for first nine months of 2019, compared to the first nine months of 2018, reflecting a 5.5% increase in average customer ticket and a 0.6% decrease in store traffic.

The Proximity Division’s gross margin was 39.5% for the first nine months of 2019 compared to 37.6% for the first nine months of 2018. This increase was primarily driven by: (i) sustained growth of the services category including income from financial services; (ii) healthy trends in our commercial income activity; and (iii) increased and more efficient promotional programs with our key supplier partners.

FEMSA Comercio – Health Division

The Health Division’s total revenues increased 14.4% to Ps. 43,913 million for the first nine months of 2019 compared to Ps. 38,396 million for the first nine months of 2018, reflecting the opening of 827 net new stores for the last twelve months. As of September 30, 2019, the Health Division had a total of 3,130 stores. Same-store sales decreased an average of 0.7% for the first nine months of 2019, compared to the first nine months of 2018.

The Health Division’s gross margin was 29.3% for the first nine months of 2019 compared to 30.2% for the first nine months of 2018. This decrease was primarily driven by the combined effects of (i) increased promotional activity in Chile; (ii) new pricing regulations in Colombia; and (iii) the consolidation of Corporación GPF. These were partially offset by improved efficiency and more effective collaboration and execution with our key supplier partners in Mexico.

FEMSA Comercio – Fuel Division

The Fuel Division’s total revenues increased 3.8% to Ps. 35,616 million for the first nine months of 2019 compared to Ps. 34,300 million for the first nine months of 2018, reflecting the addition of 22 net new stations in the last twelve months. Same-store sales decreased an average of 3.7% for the first nine months of 2019, compared to the first nine months of 2018, reflecting an 8.0% growth in the average price per liter, which was offset by a decrease of 10.8% in the average volume.

The Fuel Division’s gross margin was 10.0% for the first nine months of 2019 compared to 8.3% for the first nine months of 2018.

Coca-Cola FEMSA

Coca-Cola FEMSA’s total revenues increased by 9.1% to Ps. 142,504 million for the first nine months of 2019 compared to Ps. 130,577 million for the first nine months of 2018. This increase was primarily driven by price increases aligned with or above inflation and volume growth in key territories coupled with extraordinary operating revenues related to an entitlement to reclaim tax payments made in prior years in Brazil. These effects were partially offset by the depreciation of the Argentine peso, the Brazilian real and the Colombian peso, in each case as compared to the Mexican peso.

Coca-Cola FEMSA’s gross margin was 45.2% for the first nine months of 2019 compared to 46.1% for the first nine months of 2018. This decrease was primarily driven by more stable sweetener and PET prices which were offset by: (i) higher concentrate costs in Mexico; (ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; and (iii) the depreciation in the average exchange rate of all of our operating currencies when applied to our U.S. dollar-denominated raw material costs.

Liquidity and Capital Resources

Consolidated Total Indebtedness

Our consolidated total indebtedness, which does not include IFRS 16 lease liabilities, as of September 30, 2019 was Ps. 124,530 million, compared to Ps. 128,664 million as of December 31, 2018. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 21,406 million and Ps. 103,124 million as of September 30, 2019, respectively, compared to Ps. 13,674 million and Ps. 114,990 million, respectively, as of December 31, 2018. Cash and cash equivalents were Ps. 96,323 million as of September 30, 2019, compared to Ps. 62,047 million as of December 31, 2018.

The table below sets forth the contractual obligations of our long-term debt as of September 30, 2019.

Years	Amount
	(in millions) (unaudited)
2021	Ps.	4,614
2022		2,460
2023		52,840
2024		373
2025 and thereafter		42,837

Total	Ps.	103,124

Principal Sources and Uses of Cash

The following is a summary of the principal sources and uses of cash for the nine months ended September 30, 2019 and 2018 from our consolidated statement of cash flows:

	For the nine months September 30,
	2019		2018
	(in millions) (unaudited)
Net cash flows generated by operating activities from continuing operations	Ps.	49,048	Ps.	37,101
Net cash flows generated by (used in) investing activities from continuing operations		10,515		(63,848)
Net cash flows used in financing activities from continuing operations		(22,723)		(3,889)
Dividends paid		(6,817)		(6,469)

Our net cash generated by operating activities from continuing operations increased by Ps. 11,947 million to Ps. 49,048 million for the nine months ended September 30, 2019, compared to Ps. 37,101 million for the nine months ended September 30, 2018. This increase in our cash flow was primarily the result of (i) an increase of Ps.8,066 million in our cash flow from operating activities before changes in operating working capital accounts mainly driven by the effect of adoption of IFRS 16, resulting in the removal of rental costs from our operating cash flows in 2019, and (ii) an increase in our cash flow of Ps. 2,900 million derived from an increase in the trade payables balance and other current financial liabilities compared to 2018.

Our net cash generated by investing activities from continuing operations increased by Ps. 74,363 million to Ps. 10,515 million for the nine months of 2019, compared to Ps. 63,848 million used in investing activities for the nine months ended September 30, 2018. This increase was primarily the result of: (i) a cash inflow of Ps. 26,454 million due to significant proceeds from maturity of investments in 2019 compared to 2018, as compared to (ii) a cash outflow of Ps. 46,062 million due to a higher amount of purchases of investments in 2018, which include variable interest rate government and corporate debt securities.

Our net cash used in financing activities from continuing operations increased by Ps. 18,834 million resulting in an increase in our used cash flow to Ps. 22,723 million for the nine months ended September 30, 2019, compared to Ps. 3,889 million for the nine months ended September 30, 2018. This increase was primarily the result of: (i) a decrease of Ps. 1,336 million from proceeds of borrowings as compared to 2018, (ii) an increase of Ps. 10,456 million in payments on bank loans as compared to 2018, and (iii) an increase of Ps. 6,473 million related to interest paid on our borrowings and lease obligations as well as principal payments as compared to 2018.

Capital Expenditures

During the first nine months of 2019, we used Ps. 16,944 million to fund capital expenditures, which was primarily funded with cash from operations. The amount invested during the first nine months of 2019 was driven by additional investments at FEMSA Comercio, mainly related to the opening of new stores, drugstores and retail service stations.

Hedging Activities

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. The following table provides a summary of the fair value of derivative financial instruments as of September 30, 2019. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

	Fair Value at September 30, 2019
	Maturity less than 1 year		Maturity 1-3 years		Maturity 3-5 years		Maturity in excess of 5 years		Fair Value Asset
	(in millions) (unaudited)
Derivative financial instruments net position	Ps.	688	Ps.	855	Ps.	8,287	Ps.	1,010	Ps.	10,840

RECENT DEVELOPMENTS

Acquisition of Remaining Minority Stake in Grupo Socofar

On January 9, 2020, FEMSA announced that it had completed the acquisition of a 40% interest in Grupo Socofar (“Socofar”) following the exercise of a put right by FEMSA’s minority partner on December 13, 2019 to sell its remaining interest in Socofar.

Acquisition of AGV

On December 27, 2019, FEMSA announced that, through its logistic subsidiary, it has successfully completed the acquisition of AGV, a leader in value-added warehousing and distribution in Brazil with more than 300,000 m2 of warehousing space located across 15 states in Brazil and over 2,600 employees.

Acquisition of Minority Stake in Jetro Restaurant Depot

On November 8, 2019, FEMSA signed definitive agreements and completed its acquisition of a minority stake in privately-held Jetro Restaurant Depot (“JRD”) for a purchase price of U.S.$750 million.

Investment in Raízen

On November 1, 2019, FEMSA announced that its subsidiary, FEMSA Comercio, S.A. de C.V., completed its acquisition of a 50% interest in Raízen Conveniências. The transaction marks FEMSA’s entry into Brazil’s convenience sector.

Favorable Resolution of Arbitration in Brazil

On October 31, 2019, the arbitration tribunal in charge of the arbitration proceeding between Coca-Cola FEMSA and Cervejarias Kaiser Brasil, S.A., a subsidiary of Heineken, N.V. (“Kaiser”), issued an award confirming that the distribution agreement pursuant to which Coca-Cola FEMSA distributes Kaiser’s portfolio in the country, including Heineken beer, shall continue in full force and effect until and including March 19, 2022.

Mexican Tax Reform

On October 30, 2019, the Mexican Congress approved a series of tax reforms (the “2020 Tax Reform”), which became effective on January 1, 2020.

The 2020 Tax Reform is intended to:

•	limit taxpayers’ net interest deductions each year to 30.0% of the taxpayer’s adjustable taxable income, subject to certain exceptions and 10-year long carry-forwards,

•

increase the excise tax applicable to the production, sale and import of beverages with added sugar and high-fructose corn syrup in 2020 and on a yearly basis thereafter to account for the effects of inflation,

•	expand the definition of “energy drink” to apply an excise tax of 25% to energized beverages when beverages include a mix of caffeine and any other stimulants, and

•

modify the Mexican Federal Tax Code to (x) increase the number of events that may trigger the joint and several liability of partners, shareholders, directors, managers or any other person responsible for the management of a business, (y) add a disclosure obligation of certain reportable transactions to tax authorities, and (z) increase the tax authorities’ discretion to limit tax benefits or attributes in situations where authorities believe there is a lack of business reason and no economic benefit obtained, other than the tax benefit.

FEMSA is currently analyzing the effects of these tax reforms on its operations and procedures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2020

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By:	/s/ Gerardo Estrada Attolini
Name:	Gerardo Estrada Attolini
Title:	Director of Corporate Finance